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SCHEDULE 13D
(Rule 13d-101)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
 ___________________________________________________________________________

Delek Logistics Partners, LP
(Name of Issuer)

___________________________________________________________________________

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

24664T 103
(CUSIP Number)

Abigail Yates Executive Vice President, General Counsel and Secretary 7102 Commerce Way Brentwood, Tennessee 37027 Telephone: (615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2020
(Date of Event Which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 
 ___________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a)  (b) 
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 34,745,868 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 34,745,868 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 34,745,868 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares 
(13)	Percent of class represented by amount in Row 11* Approximately 80.0%
(14)	Type of reporting person HC; CO

*	Based on the number of Common Units (43,433,239) issued and outstanding as of August 13, 2020, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Energy, Inc.
(2)	Check the appropriate box if a member of a group (a)  (b) 
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 34,745,868 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 34,745,868 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 34,745,868 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares 
(13)	Percent of class represented by amount in Row 11* Approximately 80.0%
(14)	Type of reporting person HC; CO

*	Based on the number of Common Units (43,433,239) issued and outstanding as of August 13, 2020, as reported to the Reporting Persons by the Issuer .

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek Logistics Services Company
(2)	Check the appropriate box if a member of a group (a)  (b) 
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 14,000,000 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,000,000 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 14,000,000 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares 
(13)	Percent of class represented by amount in Row 11* Approximately 32.2%
(14)	Type of reporting person CO

*	Based on the number of Common Units (43,433,239) issued and outstanding as of August 13, 2020, as reported to the Reporting Persons by the Issuer

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D is filed by Delek US Energy, Inc., a Delaware corporation (“Delek Energy”), Delek Logistics Services Company, a Delaware corporation (the “DLSC”), and Delek US Holdings, Inc., a Delaware corporation (“Delek” and together with Delek Energy and DLSC, the “Reporting Persons”) as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on November 20, 2012 (the “Initial 13D”), as amended on March 2, 2016 (“Amendment No. 1”), as amended on November 8, 2016 (“Amendment No. 2”), as amended on February 27, 2017 (“Amendment No. 3”), as amended on March 2, 2017 (“Amendment No. 4”), as amended on April 6, 2020 (“Amendment No. 5”) (the Initial 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 may be collectively referred to herein as the “Schedule 13D”). This Amendment No. 6 relates to common units representing limited partner interests (“Common Units”) in Delek Logistics Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Initial 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in their entirety as follows:
(a) This Schedule 13D is jointly filed pursuant to an Amended and Restated Joint Filing Agreement attached hereto as Exhibit B by Delek US Energy, Inc., a Delaware Corporation (“Delek Energy”), Delek Logistics Services Company, a Delaware corporation (“DLSC”), and Delek US Holdings, Inc., a Delaware corporation (“Delek” and together with Delek Energy and DLSC, the “Reporting Persons”).
On March 26, 2020, as part of an internal reorganization of Delek, Delek Marketing & Supply, LLC, a Delaware limited liability company (“Delek Marketing”), and Lion Oil Company, an Arkansas corporation (“Lion Oil” and together with Delek Marketing, the “Former Reporting Persons”), which are wholly owned subsidiaries of Delek Energy, transferred 3,134,403 Common Units and 12,611,465 Common Units, respectively, to Delek Energy. Accordingly, Delek Marketing and Lion Oil no longer beneficially own any Common Units and are no longer Reporting Persons. As a result of the transfer, the Joint Filing Agreement that was filed as Exhibit F to the Initial Schedule 13D has been terminated.
On August 13, 2020, as part of a restructuring of partnership interests in the Issuer to eliminate the outstanding incentive distribution rights and economic general partner interests in the Issuer, the Issuer issued 14,000,000 newly issued Common Units to DLSC as partial consideration for the cancellation of the outstanding incentive distribution rights of the Partnership, which were held by the Delek Logistics GP, LLC, a wholly owned subsidiary of DLSC (the “General Partner”), and the conversion of the General Partner’s 2.0% economic general partner interest in the Partnership into a non-economic general partner interest. As a result of the issuance, the Joint Filing Agreement that was filed as Exhibit B of Amendment No. 5 has been amended and restated and is hereby replaced with Exhibit B to this Amendment No. 6. In addition, Exhibit A to the Initial Schedule 13D, Exhibit 1 of Amendment No. 1, Schedule I to Amendment No. 3 and Exhibit A of Amendment No. 5 are hereby replaced with Exhibit A to this Amendment No. 6.
Delek is a publicly traded company and the sole stockholder of Delek Energy. Delek Energy is the sole stockholder of DLSC.
(b) The business address of Delek, Delek Energy and DLSC is 7102 Commerce Way, Brentwood, Tennessee 37027.
(c) The principal business of Delek Energy is to hold ownership interests of other subsidiaries of Delek and a limited partner interest in the Issuer. The principal business of DLSC is to hold interests in the Issuer, including Common Units and the 100% member interest in the General Partner, which acts as the general partner of the Issuer. Delek, through its subsidiaries, owns and operates four independent refineries located in Tyler, Texas, and El Dorado, Arkansas, Big Spring, Texas and Krotz Springs, Louisiana currently representing a combined 302,000 bpd of crude oil throughput capacity. Delek, through its subsidiaries, produces a variety of petroleum-based products used in transportation and industrial markets which are sold to a wide range of customers located principally in inland, domestic markets. In addition to its ownership and operation of the El Dorado and Tyler refineries, Delek also owns and operates one of the largest company-operated convenience store chains in the southeastern United States. Delek is also the sole stockholder of DLSC, which owns a 100% member interest in the General Partner.

Delek Energy is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek Energy (the “Delek Energy Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.
DLSC is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of DLSC (the “DLSC Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.
Delek Energy and DLSC are wholly owned subsidiaries of Delek. Delek has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek (the “Delek Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.
The Delek Energy Covered Individuals, DLSC Covered Individuals and Delek Covered Individuals are collectively referred to as the “Covered Individuals” who, together with the Reporting Persons, are the “Covered Persons.”
(d) – (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Not applicable.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by adding the following at the end thereof:
On August 13, 2020, the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with the General Partner pursuant to which the General Partner exchanged (a) its 2.0% economic general partner interest in the Partnership and (b) all of the outstanding incentive distribution rights in the Partnership for (1) a non-economic general partner interest in the Partnership and (2) total consideration consisting of (x) $45 million cash and (y) 14,000,000 newly issued Common Units (together, the “Restructuring Transactions”) .
Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented by adding the following:
Amended and Restated Partnership Agreement
On August 13, 2020, in connection with the closing of the Restructuring Transactions, the Issuer executed and delivered the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Second A&R Partnership Agreement”). Among other things, the Second A&R Partnership Agreement provides for the (i) cancellation of the IDRs, (ii) conversion of the General Partner’s 2.0% general partner interest in the Issuer into a non-economic general partner interest, (iii) increase from 80% to 85% of the ownership threshold that enables the General Partners and its affiliates to exercise the General Partner’s right to purchase all, but not less than all, of the remaining Common Units, which threshold will return to 80% automatically upon the ownership of Common Units by the General Partner and its affiliates falling below 77% of the outstanding Common Units, and (iv) the elimination of certain legacy provisions that no longer apply, including provisions related to the IDRs and the economic general partner interest.
The foregoing description of the Second A&R Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

General
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons own 100% of the member interests of the Issuer’s General Partner and appoints the General Partner’s board of directors. The Reporting Persons may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.
Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.
Item 5. Interest in Securities of the Issuer
Item 5(a) is hereby amended and restated in its entirety as follows:
(a)(1) DLSC is the record and beneficial owner of 14,000,000 Common Units, which, based on there being 43,433,239 Common Units outstanding as of August 13, 2020, represents approximately 32.2% of the outstanding Common Units of the Issuer.
(2) Delek Energy is the record and beneficial owner of 34,745,868 Common Units, which, based on there being 43,433,239 Common Units outstanding as of August 13, 2020, represents approximately 80.0% of the outstanding Common Units of the Issuer.
(3) Delek does not directly own any Common Units of the Issuer; however, as the sole stockholder of Delek Energy and DLSC, it may be deemed to beneficially own the 34,745,868 Common Units held of record by Delek Energy and DLSC, which based on there being 43,433,239 Common Units outstanding as of August 13, 2020, represents approximately 80.0% of the outstanding Common Units of the Issuer.
(4) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Ezra Uzi Yemin	267,522	*
Gary M. Sullivan, Jr.	10,188	*
Frederec C. Green	68,552	*
 * Less than 1% of the class beneficially owned.

Item 5(b) is hereby amended and restated in its entirety as follows:
        (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).
Item 5(c) is hereby amended and restated in its entirety as follows:
(c) Except as described in Item 3 and Item 4 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 3 and is further amended and supplemented by adding the following:
Item 4 above summarizes certain provisions of the Second A&R Partnership Agreement. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits

EXHIBIT A	Directors and Executive Officers of Delek US Holdings, Inc., Delek US Energy, Inc. and Delek Logistics Services Company (filed herewith).

EXHIBIT B	Amended and Restated Joint Filing Statement (filed herewith).

EXHIBIT C
Exchange Agreement, dated as of August 13, 2020, by and between Delek Logistics Partners, LP and Delek Logistics GP, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2020 and incorporated herein in its entirety by reference).

EXHIBIT D
Second Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP, dated August 13, 2020 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2020 and incorporated herein in its entirety by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: August 17, 2020

DELEK US HOLDINGS, INC.

By:	/s/ Abigail Yates
Name: Abigail Yates
Title: Executive Vice President, General Counsel and Secretary

DELEK US ENERGY, INC.

By:	/s/ Abigail Yates
Name: Abigail Yates
Title: Executive Vice President, General Counsel and Secretary

DELEK LOGISTICS SERVICES COMPANY

By:	/s/ Abigail Yates
Name: Abigail Yates
Title: Executive Vice President, General Counsel and Secretary